September 21, 2017

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:   John Dana Brown, Office of Transportation and Leisure

Re:      X Rail Entertainment, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed August 2, 2017
File No. 333-218746

Ladies and Gentlemen:

On behalf of X Rail Entertainment, Inc. (the "Company"), please accept this letter as the Company's response to the comments of the reviewing Staff of the Securities and Exchange Commission (the "Staff") in connection with the above referenced submission as set forth in the comment letter of September 14, 2017.

Description of Business

The X Train, page 28

1.
We note your press release from August 2, 2017 that you did not meet the 60% ownership threshold and terminated the share exchange with Las Vegas Railway Express. Please revise your disclosure here accordingly.

Response:

The disclosure in the Description of Business section has been revised in accordance with the Staff's comment.

Unaudited Interim Financial Statements for the Quarterly Period Ended June 30, 2017

Note 2 – Summary of Significant Accounting Policies

Long-lived Assets, page 54

2.
We note your response to prior comment 4 that you have been unable to retrofit and update the cars due to the lack of sufficient funds. Given your minimal revenue generating activity, significant operating losses, negative operating cash flows, and continued capital deficiency, please tell us how you determined that there was no impairment of your long-lived assets (i.e. railcars) for the six months ended June 30, 2017. As part of your response, please tell whether you performed an updated impairment review of your property and equipment as of June 30, 2017 pursuant to ASC 360-10-35-21. If an analysis was not performed, please explain why and tell us when you last performed a long-lived asset impairment review. If an updated impairment review was performed, please provide us with the significant assumptions used by management, including any changes from your previous impairment review, which supports your conclusion that your property and equipment was not impaired at June 30, 2017. Your response should address how you considered the factors noted above in your impairment review or lack thereof. We may have further comment upon receipt of your response.

Response:

Pursuant to ASC 360-10-35-21, the Company performed test for recoverability and impairment of the rail cars for the year ended December 31, 2016. The impairment loss should be recognized on a long-lived asset if its carrying amount is not recoverable and exceeds the sum of the undiscounted cash flows expected to result from the use of the asset over its remaining useful life and the final disposition of the asset. The cars are recoverable under ASC-360-10 because the undiscounted future cash flows exceed the carrying amount of the assets.  As a result, the Company cannot record an impairment for the rail cars. As the Company is in the process of implementing its business plan and there are no adverse circumstances and have been no changes relating to the cars in the six months ended June 30, 2017, the Company determined that there is no impairment of the rail cars.

Attached is the test for impairment and recoverability performed by the Company:

Test for recoverability and impairment
			Cost to complete	Total cost

Carrying amount of cars		750,000	14,400,000	15,150,000

Undiscounted estimated cash flow attributable to future operations and eventual sale				19,440,000

Fair Value of the assets		1,200,000	14,400,000	15,600,000

The cars are recoverable under ASC-360-10 because the undiscounted future cash flows exceed the carrying amount of the assets.  As a result, X Rail Entertainment, Inc. cannot record an impairment for the cars.

			Revenue per car
Seats per car	60
Sales per car
50%	250
50%	599

Average price	549.5		32,970	Revenue per car per run

Average use per month	4.09469		135,002	per month

number of months	12		1,620,023	per year per car

Number of cars	12		19,440,278	Revenue per year

Life of the cars are 30 years	30		583,208,335	Total revenue from the cars over the life of the cars

Note 6 – Commitments and Contingencies, page 57

3.
We note your response to our prior comment 9 that no depreciation has been taken on the rail cars because the X Wine Railroad used leased cars. In this regard, please explain why no disclosure has been provided regarding such leased assets and revise your footnotes to the financial statements to include the disclosures required by ASC 840-20-50 assuming the leased rail cars are under operating leases.

Response:

Disclosure has been added to Note 6 in accordance with the Staff's comment.

Very Truly Yours,

/s/ Jeff Cahlon

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